UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 10, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item
1.	Free English translation of letter from Superintendency of Securities and Insurance to Distribución y Servicio D&S S.A., dated February 8, 2005.
2.	Free English translation of letter from Distribución y Servicio D&S S.A. to Superintendency of Securities and Insurance, dated February 9, 2005.

SUPERINTENDENCY OF SECURITIES AND INSURANCE

Ordinary Note Number 01428, February 8, 2005

Antecedents:	Press article of February 7, 2005, published on Estrategia newspaper.

Subject:	Rumors concerning D&S

From:	Superintendency of Securities and Insurance

To:	Chief Executive Officer Distribución y Servicio D&S S.A.

In accordance with information contained in the press article entitled “Wave of Rumors Has Positive Impact on D&S’s Stock Performance”, the 3.6% increase in the price of the Company stock during the last five trading sessions would be explained by versions accounting for an eventual move by the Ibáñez family in order not to lose ground to its competitors.

These rumors would suggest that the Company might purchase Corona –owned by the Schupper family- with the purpose of massively expanding its positioning in regions and tackling the department store business. Another version states that D&S would have closed a deal with Falabella for the development of a strategic alliance.

Given the above, this Superintendency hereby requests that you inform us of the veracity of information disclosed by such media. In the case any of those versions proves to be true, kindly inform the amount of investment this would involve for the Company you represent, the financing means and the medium-long term objectives for such investment.

The aforesaid information must be sent to this office and to the stock exchanges within the business day following the notification of the present letter, making reference to the number and date of this letter in your response.

Yours sincerely,

Lucía Canales Lardiez
Superintendent. Subrogate
By Order from the Superintendent

Santiago, February 9, 2005.

Mrs.
Lucía Canales Lardiez
Intendent of Securities — Subrogate
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

Ref.: Response to Ordinary letter N°01428 dated February 8, 2005.

Dear Mrs. Canales, Intendent (Subrogate):

Hereby a response is provided to the letter of February 8, 2005, inquiring about eventual moves (purchase of Corona or alliance with Falabella) by the Company I represent.

In this regard, I inform the following:

1.-      I am not aware of the origin and/or source of information of the press article referred to in the letter from that Superintendency. In this respect, I may state that information contained in such article does not proceed from statements or communications issued by the Company I represent.

2.-      Currently, there are no negotiations, in progress or completed, aiming at the achievement of any of the objectives mentioned in the above-referenced letter that might explain the price increases in the stock of D&S S.A., the Company I represent.

Yours sincerely,

Rodrigo Cruz Matta
General Manager
Distribución y Servicio D&S S.A.

Copies:	Santiago Stock Exchange Chilean Electronic Stock Exchange Valparaíso Stock Exchange New York Stock Exchange NYSE, USA Latibex – Bolsa de Madrid, Spain

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Teléfono: (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet: http://www.dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Sfeir Miguel Núñez Sfeir Chief Financial Officer

Dated: February 10, 2005